ANDREAS WOLLEIN
ASSISTANT TO CFO & INVESTOR RELATIONS MANAGER
ÖSTERREICHISCHE ELEKTRIZITÄTSWIRTSCHAFTS-AG
(VERBUND)

Vienna, April 27th, 2004


04024821

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street NW
Washington DC 20459
USA

Attn: Special Counsel / Office of International Corporate Finance

Österreichische Elektrizitätswirtschafts

Re: Rule 12g3-2(b) File No. 82-4381

SUPPL

Ladies and Gentlemen,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(be) thereunder.

This information is being furnished under Paragraph (b) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such information and documents shall constitute an admission for any purpose that Österreichische Elektrizitätswirtschafts-AG is subject to the Exchange Act.

Very truly yours

Andreas Wollein
Investor Relations Manager

Encl.: Interim Report 1/2004

A-1010 VIENNA, AM HOF 6A, PHONE: (+43 1) 531 13-52720, FAX: (+43 1) 531 13-52709

1/2004

INTERIM REPORT



Verbund

REPORT OF THE MANAGING BOARD

DEAR SHAREHOLDER,

Verbund has continued the positive trend of the last years with a further improvement of the result and ongoing sales growth in quarter 1/2004.

EXCELLENT SALES AND EARNINGS TREND

Sales revenue increased by 22.0 % to € 727.8 million and the operating result was up a significant 21.5 % at € 110.4 million.

This positive development was mainly due to the steady increase in forward prices on the European wholesale markets. By constructing innovative market price indexed contract models, Verbund was able to benefit greatly from this trend. This positive, sustained price development is attributable to increased prices for primary energy sources, dwindling reserve capacities and the additional costs that are expected for the implementation of the climate protection measures. Verbund is taking full advantage of this ongoing development with its low-priced, environmentally-friendly generation from renewable hydropower.

In addition, the sales activities in the defined core markets Germany, Italy, France and Slovenia were extended successfully. Verbund generated over 50 % of its sales in foreign markets.

The group result was adversely affected by negative currency effects and one-off investment income in quarter 1/2003 and fell by 30.9 % to € 49.4 million. Were it not for these effects, continued debt clearing would have led to a significant improvement.

STRONG SHARE PERFORMANCE

The price of the Verbund share developed excellently in quarter 1/2004 with a plus of 32.6 % since the beginning of the year. Consequently, the Verbund share clearly outperformed the DJ STOXX Utilities (+8.3 %) and the ATX (+20.8 %). The Verbund share therefore achieved the highest value increase of all the listed European utility stocks. We interpret this as a clear indication that the strategy and development of the company is positively accepted by the capital market.

RISKS MINIMIZED TO THE GREATEST EXTENT POSSIBLE

The mandatory reduction of CO_2 emissions in line with the Kyoto protocol was heavily debated in Austria. Compared to the rest of Europe, the goals for the reduction of greenhouse gases imposed by Austria within the framework of the European Union are highly ambitious. The national governments were obliged to submit their allocation plans, i.e. the allocation of emission rights to CO_2 emitters, to Brussels by the end of March. At

present, it can be taken that Verbund will receive emission rights for approx. 3.3 million tons of CO_2 per year. Compared to an average thermal production year, this will place an additional burden on the group result. In line with clearly defined corporate policy, the utilization of the thermal power plants will, however, be contribution-oriented to ensure that no losses will be generated.

Verbund has been processing and administering the subsidies for eco-electricity in Austria since the beginning of 2003. Serving as an "eco-electricity hub", Verbund purchases electricity from the eco-electricity operators at subsidized prices and sells it to electricity traders and transmission grid operators at prices that lie above the market price. Deficient cover to the detriment of Verbund was counteracted by the subsequent passing of the awaited premium regulation and consequently no cover risk is expected for 2004.

AUSTRIAN ELECTRICITY SOLUTION ON THE HOME STRAIGHT

The Austrian Electricity Solution, the cooperation between Verbund and the partner companies of EnergieAllianz, is about to become reality. The sale of the Verbund distribution subsidiary APC, a requirement of the European cartel office with a suspending effect, is about to take place. We expect a positive decision by May 2004. The Austrian Electricity Solution will be quickly implemented on completion of the sale. Verbund expects to benefit from synergies in the amount of approx. € 40 million per annum.

POSITIVE OUTLOOK 2004

The outlook for fiscal 2004 is quite positive. We will profit from the profit-oriented expansion of sales activities in Europe, the positive price development and low-cost, environmentally-friendly hydropower. In addition, the implementation of the Austrian Electricity Solution and the synergies that will be created will have a positive effect on the result. We expect that the operating result will improve significantly compared to the previous year and that it will be possible to continue the successful debt-clearing program.



Dipl.-Ing. Hans Haider
Chairman of the Managing Board



Dr. Michael Pistauer
Deputy Chairman of the Managing Board



Dr. Johann Sereinig
Member of the Managing Board

ACCOUNTING AND VALUATION METHODS

The accounting and valuation methods applied in this interim report are identical to those applied in the last annual financial statements.

EARNINGS POSITION

CONSOLIDATED INCOME STATEMENT (SHORT VERSION) Mio. €

	Q1/2003	Q1/2004	Change
Sales revenue	596.6	727.8	22.0%
Operating result	90.9	110.4	21.5%
Financial result	30.2	-22.4	-174.2%
Group result	71.5	49.4	-30.9%

POSITIVE SALES REVENUE DEVELOPMENT

The further increase in selling prices and slightly improved sales volumes in electricity business combined with greater volumes transported in the grid area paved the way for a 22.0 % rise in group sales revenue to € 727.8 million.

SALES REVENUE Mio. €

	Electricity sales	Grid sales	Eco-electricity sales	Other sales	Total
Q1/2002	527	67		13	608
Q1/2003	486	56	40	15	597
Q1/2004	579	68	68	13	728

Specifically, electricity sales rose by 19.2 % to € 579.2 million. There were gains both in Austria with respect to business with provincial companies (€ 9.0 million) and business customers (€ 8.9 million) and abroad (€ 75.2 million). The total increase in volume sales, compared to the corresponding period of the previous year, came to 631 GWh or 3.3 %.

Grid revenue was up 21.4 % at € 67.5 million. This was primarily due to an increase in the volumes transported at unchanged prices and to higher aperiodic revenue for system service fees.

Eco-electricity revenue from the processing and administration of subsidies for eco-electricity rose significantly by 70.3 % to € 68.1 million. This positive development is attributable to the substantial expansion of generation capacities particularly in the wind power area.

INCREASE IN ELECTRICITY AND GRID PURCHASES

The hydro coefficient of run-of-river power plants was clearly down on the value reported in quarter 1/2003 (1.14) at 1.03. As a result, own generation from hydropower displayed a negative trend (minus 11.4 %). The necessity to purchase greater volumes at higher purchase prices led to an increase in electricity purchases (including eco-electricity purchases) of 29.0 % to € 435.8 million. Grid purchases rose by 45.4 % to € 16.7 million primarily due to higher revenue with end customers.

INCREASED FUEL EXPENSES

The 23.7 % increase of fuel expenses to € 34.5 million can essentially be attributed to higher purchases of fuel oil at declining prices and higher purchases and utilization of hard coal at significantly rising prices. Thermal generation in quarter 1/2004 was down 196 GWh on the previous period.

DECREASED PAYROLL EXPENSES

Payroll and related expenses improved by 5.6 % to € 72.9 million.

In spite of a collective agreement increase of approx. 2 % and the payment of municipal tax arrears, expenditure for wages, salaries and related expenses remained stable (€ 53.9 million, quarter 1/2003: € 53.6 million) due to a reduction in staffing levels (by 177 to 2,519 employees) and the consumption of vacation times.

Expenses for severance payments and pensions fell by 19.2 % to € 19.1 million. As compared to the previous year, the recognition of a provision for restructuring measures had a negative impact, whereas investment income from the pension fund and a 0.5 % drop of the discount rate had a boosting effect. A comparison with the previous period is only possible to a limited extent as the corridor method pursuant to IAS 19.93 was not yet applied in quarter 1/2003. The application of the corridor method would have lowered pension expenditure in the corresponding period of the pervious year by approx. € 2 million.

INCREASE IN OTHER OPERATING EXPENSES

The increase in other operating expenses by 10.0 % to € 29.6 million resulted, above all, from higher contributions in compliance with the Act on the Remediation of Contaminated Sites (Altlastensanierungsgesetz) as well as greater value adjustments on the receivables side.

DECLINING FINANCING RESULT

The financing result reflects the current foreign-exchange trend and dropped to € 28.5 million in spite of the ongoing debt-clearing program and the fact that full advantage was taken of the drop in interest rates.

The decline in the JPY exchange rate and a stable CHF exchange rate led, on balance, to valuation-related exchange losses in the amount of € 6.9 million (quarter 1/2003: € 25.1 million exchange gains). These have already been realized in the amount of € 0.3 million through repayments. Adjusted for foreign-exchange trends, the financing result was up € 6.3 million. This positive trend was achieved through the ongoing debt-clearing program in connection with lower interest rates.

DETERIORATION IN RESULT FROM PARTICIPATING INTERESTS

The significant drop in the result from participating interests by € 31.2 to € 2.6 million is attributable to last year's gain from the disposal of the ENV interest (€ 19.0 million) and dividend inflows from this participation (€ 4.7 million); both amounts were included in the previous year. In addition, income in connection with the companies consolidated atequity was lower (€ 3.7 million) on account of data which, in part, was not yet available.

POSITIVE RESULT FROM LONG-TERM INVESTMENT

The improvement of € 4.2 million to € 3.5 million can be attributed, above all, to the current price situation of investment funds held to cover social capital. This led to valuation-related price gains in the period under review compared to the prices losses recorded in the corresponding period the previous year.

NET WORTH

NON-CURRENT ASSETS

Long-term assets fell by € 12.7 million to € 5,881.3 million. With respect to plant, property and equipment, the decline is attributable, primarily, to scheduled depreciation. Other long-term investments have changed, essentially, in terms of valuation.

CURRENT ASSETS

Short-term assets increased by € 54.0 million to € 368.3 million. This improvement was mainly due to the increase in trade receivables and prepayments made.

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

The long and short-term financial obligations decreased by € 59.9 million to € 2,913.7 million. The reduction is attributable to bond and loan repayments in the amount of € 272.8 million and short-term borrowings in the amount of € 176.2 million as well as to valuation-related changes in the amount of € 25.4 million.

LONG-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The decrease in other long-term liabilities was caused, primarily, by measurement in compliance with IAS 39.

SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The increase in provisions was triggered, above all, by accruals for eco-electricity supplies and result-related increases in provisions for taxes. The increase in other liabilities was primarily the result of the increase in dividends payable.

FINANCIAL SITUATION

CASH FLOW FROM OPERATING ACTIVITIES

The operating cash flow in the amount of € 107.0 million is 31.4 % lower than the value reported in the previous year. This is essentially due to the decline in own generation and the corresponding increase in the volume of purchased electricity as well as delayed payments from the eco-electricity area.

CASH FLOW FROM INVESTING ACTIVITIES

The cash outflow in the investment area is mainly due to investments in plant, property and equipment.

CASH FLOW FROM FINANCING ACTIVITIES

Scheduled repayments of bonds, loans and long-term credit as well as the increase in short-term borrowing resulted in a negative cash flow from financing activities.

KEY RATIOS

NET GEARING

Net gearing dropped from 160.5 % as on 31 December 2003 to 153.1 % as on 31 March 2004 due to the ongoing debt-clearing program and a slight increase in shareholders' equity after dividend clearing.

NET GEARING	%
Q1/2002	237
Q1/2003	191
Q1/2004	153

EBIT MARGIN

The EBIT margin remained unchanged compared to quarter 1/2003 at 15.2 % in spite of the increase in external-electricity and eco-electricity trading. Adjusted for trading in external electricity and eco-electricity, the EBIT margin rose from 22.7 % to 23.7 %.

CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONSOLIDATED INCOME STATEMENT — Mio. €

	Q1/2004	Q1/2003
Sales revenue	**727.8**	**596.6**
Electricity sales	579.2	486.1
Grid sales	67.5	55.6
Eco-electricity sales	68.1	40.0
Others	13.0	14.9
Other operating income and changes in inventory	18.4	21.5
Electricity, grid and eco-electricity purchases	-452.5	-349.3
Fuel expenses and other purchased services	-34.5	-27.9
Payroll and related expenses	-72.9	-77.2
Depreciation and amortization	-46.3	-45.9
Other operating expenses	-29.6	-26.9
Operating result	**110.4**	**90.9**
Financing result	-28.5	-2.8
Result from participating interests*	2.6	33.7
Result from long-term investment	3.5	-0.7
Financial result	**-22.4**	**30.2**
Profit before taxes on income	**88.0**	**121.1**
Taxes on income	-25.2	-33.6
Profit after taxes on income	**62.8**	**87.5**
Minority interests	-13.4	-16.0
Group result	**49.4**	**71.5**
Earnings per share €	1.60	2.33

* Thereof at equity:
Q1/2004 € 1.3 million
(Q1/2003 € 5.0 million)

CONSOLIDATED BALANCE SHEET Mio. €

	31.03.2004	31.12.2003
Non-current assets	**5,881.3**	**5,894.0**
Intangible assets	10.0	10.5
Plant, property and equipment	4,182.6	4,219.6
Participating interests*	433.3	433.2
Long-term investments – cross border leasing	914.6	889.6
Other long-term investments and other receivables	340.8	341.1
Current assets	**368.3**	**314.3**
Inventories	20.2	17.7
Receivables and other assets	306.8	253.6
Loans – cross border leasing	1.3	0.9
Securities	14.1	14.0
Cash and cash equivalents	25.9	28.1
Assets	**6,249.6**	**6,208.3**

	31.03.2004	31.12.2003
Shareholders' equity	**1,446.4**	**1,437.6**
Long-term liabilities	**3,772.4**	**3,856.2**
Financial obligations	1,352.0	1,461.2
Financial obligations – cross border leasing	1,015.5	984.5
Provisions	594.9	595.4
Contributions to building costs	449.3	451.0
Deferred income and assets – cross border leasing	273.0	274.5
Other liabilities	18.0	20.3
Provision for deferred taxes	69.7	69.3
Short-term liabilities	**1,030.8**	**914.5**
Financial obligations	543.8	527.0
Financial obligations – cross border leasing	2.4	0.9
Provisions	284.1	223.6
Other liabilities	200.5	163.0
Liabilities	**6,249.6**	**6,208.3**

* Thereof at equity:
as of 31.03.2004 € 398.0 million,
as of 31.12.2003 € 398.5 million

CONSOLIDATED CASH FLOW STATEMENT		Mio. €
	Q1/2004	Q1/2003
Cash flow from operating activities	107.0	156.0
Cash flow from investing activities	-4.1	83.6
Cash flow from financing activities	-105.1	17.7
Changes in cash and cash equivalents	**-2.2**	**257.3**
Cash and cash equivalents as of 01.01.	28.1	67.5
Cash and cash equivalents as of 31.03.	**25.9**	**324.8**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY						Mio. €
	Share capital	Capital reserves	Profit reserves	Own shares	Minority interests	Total shareholders' equity
As of 01.01.2003	**224.0**	**10.9**	**894.9**	**-7.4**	**140.6**	**1,263.0**
Changes in companies consolidated						0.0
Shares bought back						0.0
Cash flow hedge			0.1		0.0	0.1
Increase in minority interests					1.0	1.0
Dividends			0.0		-1.4	-1.4
Group result			71.5		16.0	87.5
As of 31.03.2003	**224.0**	**10.9**	**966.5**	**-7.4**	**156.2**	**1,350.2**
As of 01.01.2004	**224.0**	**10.9**	**1,053.0**	**-7.4**	**157.0**	**1,437.6**
Profit from sale of own shares			1.3			1.3
Sale of own shares				7.4		7.4
Cash flow hedge			-0.7		0.1	-0.6
Dividends			-61.6		-0.4	-62.0
Group result			49.4		13.4	62.8
As of 31.03.2004	**224.0**	**10.9**	**1,041.4**	**0.0**	**170.1**	**1,446.4**

RATIOS **Mio. €**

	Unit	Q1/2004	Q1/2003
Earnings per share*	€	1.60	2.33
Average number of shares in circulation*		30,776,674	30,737,861
Net gearing	%	153.1	190.6
Net debt	Mio. €	2,213.70	2,572.90
Investments in plant, property and equipment	Mio. €	9.3	11.2
EBITDA margin	%	21.5	22.9
EBITDA margin excl. external electricity trade and eco-electricity	%	33.9	34.1
EBIT margin	%	15.2	15.2
EBIT margin excl. external electricity trade and eco-electricity	%	23.7	22.7
Average no. of employees		2,519	2,696
Electricity sales	GWh	19,494	18,888
Hydro coefficient		1.03	1.14

* Diluted = non-diluted

SEGMENTAL REPORTING (BUSINESS SEGMENTS) Q1/2004 **Mio. €**

	Electricity	Eco-electricity	Grid	Others/ Holding	Elimi-nation	Total Group
External sales	589.1	68.1	69.1	1.5	0.0	727.8
Internal sales	23.2	1.5	7.8	12.7	-45.2	0.0
Total sales	**612.3**	**69.6**	**76.9**	**14.2**	**-45.2**	**727.8**
Depreciation and amortization	-33.5	0.0	-11.5	-2.4	1.1	-46.3
Expenses / income (excl. depreciation and amortization)	-498.0	-69.7	-32.8	-14.9	44.2	-571.2
Operating result (EBIT)	**80.8**	**-0.1**	**32.6**	**-3.1**	**0.1**	**110.3**
Result of companies consolidated at equity	0.0	0.0	0.0	1.3	0.0	1.3
Carrying amount of companies consolidated at equity	0.0	0.0	0.0	398.0	0.0	398.0
Carrying amount of segment assets	5,126.9	89.4	843.5	1,496.5	-1,306.7	6,249.6
Segment liabilities	-4,270.9	-89.4	-566.9	-1,050.9	1,306.7	-4,671.4
Investments in non-current intangible assets and plant, property and equipment	6.2	0.0	3.0	0.2	0.0	9.4

ELECTRICITY

A significant revenue increase was achieved in quarter 1/2004 due to the positive price effects in indexed contracts parallel to deteriorating volume trends in the distribution segments. As a result, use could be made, above all, of the price development for annual, quarterly and monthly products on the forwards market (18 % increase in Front Year Base for 2004 compared to 2003) with high volumes. On the spot market, however, a price deterioration of 5 % was reported compared to the previous year.

The group's electricity sales including revenue from eco-electricity came to € 647.3 million. This value lies well above the value reported in the previous year (€ 526.0 million). Revenue generated through business with foreign customers totaled € 360 million. This corresponds to 55 % of sales.

Electricity sales increased in total by 3.3 % to 19,494 GWh, not least, due to the lively trading activity. Trading activities with international traders improved by 16.8 %. End-customer business was, however, down 1.9 %. Business with resellers deteriorated as a result of the decline in trading activities with the provincial companies and the drop in supplies from purchase rights on account of the poorer water supply (-13 %).

The poor water supply in quarter 1/2004 (hydro coefficient 1.03) compared to the corresponding period the previous year resulted in an 11.4 % decline in generation in the hydropower plants. Thermal generation, which was adversely affected by the low short-term market prices, fell by 10.6 % compared to the previous year. Hydraulic generation thus made up 76 % of total generation.

GENERATION			**GWh**
	Q1/2003	Q1/2004	Change
Hydropower	6,049	5,362	-11 %
Thermal power	1,845	1,649	-11 %
Own generation	**7,894**	**7,011**	**-11 %**
Eco-electricity	610	790	30 %
External procurement	10,359	11,693	13 %
Group generation	**18,863**	**19,494**	**3 %**

SALES			**GWh**
	Q1/2003	Q1/2004	Sales
Traders	8,419	9,846	17 %
Resellers	7,713	6,707	-13 %
End customers	1,770	1,737	-2 %
Eco-electricity	625	811	30 %
Own consumption	337	394	17 %
Group consumption	**18,863**	**19,494**	**3 %**

GRID

In quarter 1/2004, the amount of energy transmitted over the 220/380 kV grid and relevant to clearing totalled 4,463 GWh (+16.2 %). Grid sales increased to € 67.5 million (+ € 11.9 million). This can be attributed to higher energy and capacity volumes, aperiodic adjustments as well as an increasing revenue from cross border clearing.

EXTENSION OF THE GRID

By completing the 380 kV ring and connecting it with the Styria line as well as the St. Peter – Tauern line, Verbund is actively dedicated to establishing an efficient grid infrastructure which will serve as a basis for long-term supply security. The Styria line project has now entered into the decisive phase of the environmental impact analysis. The next step, following the execution of the improvements as directed by the authorities, will involve the public disclosure of the project documentation. The environmental impact analysis for the second project from Upper Austria to Salzburg is currently being initiated.

ECO-ELECTRICITY

In quarter 1/2004, the volume of eco-electricity allocated came to 844.9 GWh (711.6 GWh in quarter 1/2003). The significant increase is attributable to the eco-electricity expansion carried out last year. The necessary raising – in line with generation – of the regulated grid-tariff premiums was prevented at the end of 2003 due to a Länder veto and consequently, Verbund no longer paid the full tariff. The awaited regulation was passed on 26 March 2004 with effect from 01 April 2004 and should lead to a balanced result in 2004. As a result, Verbund will now pay the full tariff again.

THE VERBUND SHARE

INTERNATIONAL STOCK MARKET SITUATION

The positive price trend observed on the international stock markets in the previous year continued in January and February. The terrorist attacks in Madrid, the tense situation in Iraq and, above all, muted economic growth in Europe did, however, trigger a noticeable price adjustment in March. Consequently, the major indexes were more or less unchanged at the end of the quarter.

The Dow Jones Industrial Average (DJIA) Index lost 0.9 %; the more broad-based Standard & Poor's (S&P) 500 Index was up 1.3 % and the technology exchange NASDAQ deteriorated by 0.5 %. In Europe, the DJ Euro STOXX 50 gained 1.0 % and the Deutsche Aktienindex (DAX) fell 2.7 %. The Austrian Traded Index (ATX), which comprises the largest Austrian stocks, improved by 20.8%. DJ STOXX Utilities, the index of the leading European utility stocks and an important benchmark for Verbund, was up 8.3 %.

SHARE-PRICE DEVELOPMENT

RELATIVE SHARE-PRICE DEVELOPMENT (1 YEAR, 01.01.2004 = 100%)



140
120
100
80
60
04-2003
07-2003
10-2003
01-2004
04-2004
Verbund
ATX
DJ STOXX Utilities

The Verbund share started the stock-exchange year 2004 at € 92.60. The significant price increase which commenced in November 2003 continued in the first two months of 2004. At the end of February, Verbund published the best group result in the company's history and the dividend was raised by 43 %. The subsequent road shows in Great Britain, Germany and France attracted enormous interest. Investors and analysts confirmed their confidence in the successful economic development of Verbund. Positively influenced by numerous buy recommendations, the Verbund share closed at € 122.80. This corresponds to a very positive performance of 32.6 % since the beginning of the year. Consequently, the Verbund share also developed well ahead of the DJ STOXX Utilities index.

STOCK RATIOS

	Unit	Q1/2004	Q1/2003
Peak price	€	126.75	84.50
Lowest price	€	92.92	80.10
Closing price	€	122.80	81.25
Performance	%	32.61	0.14
Market capitalization	Mio. €	3,784.70	2,504.13
Weighting ATX	%	4.34	5.38
Stock exchange turnover	Mio. €	191.39	64.45
Stock exchange turnover/day	Units	27,328	12,853

SALES AND MARKET CAPITALIZATION

Stock exchange turnover in Verbund shares reached € 191.4 million. On average, 27,328 shares were traded every day. As of 31.03.2004, Verbund had the fifth highest valuation of all companies listed on the Vienna Stock Exchange. The total value of the company derived from its market capitalization amounted to € 3,784.7 million; its weighting at the ATX was 4.3 %.

CAPITAL MARKET CALENDAR

Event	Location	Date
Interim Report Quarter 1-2/2004	-	21.07.2004
Press conference/balance sheet	Vienna	21.07.2004
Meetings with analysts and investors	Vienna	21.07.2004
Meetings with analysts and investors	London	22. – 23.07.2004
Investors' conference (Erste Bank)	TBA	xx.10.2004
Investors' conference (EEI)	San Diego	24. – 27.10.2004
Interim Report Quarter 1-3/2004	-	02.11.2004
Meetings with analysts and investors	Switzerland	xx.12.2004



Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien
Voice: +43-1-53113-0, Fax: +43-1-53113-54191
E-Mail: info@verbund.at, Homepage: http://www.verbund.at

Project team: Mag. Andreas Wollein, Mag. Georg Lauber, Mag. Winnie Matzenauer
Design: aha puttner red cell Werbeagentur GmbH
Photo: Getty Images
Printed by: Ueberreuter Print und Digimedia GmbH

Investor Relations: Mag. Andreas Wollein, Voice: +43-1-53113-52720, E-Mail: investor@verbund.at